2-28-02

880419

02017379

RECEIVED
MAR 0 4 2002
340

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February 2002

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

ORBITAL
ENGINE CORPORATION LIMITED
A.C.N. 009 344 058

1 WHIPPLE STREET
BALCATTA WA 6021
AUSTRALIA
TELEPHONE: +61 8 9441 2311
FACSIMILE: +61 8 9441 2133
http://www.orbeng.com

ASX and MEDIA RELEASE: 13 February 2002
FOR IMMEDIATE RELEASE

ASX Code: OEC
NYSE Code: OE
Berlin Code: ORE
Frankfurt Code: OREA

APPOINTMENT OF MANAGING DIRECTOR

PERTH, AUSTRALIA: The Board of Orbital Engine Corporation Limited today announced the appointment of Peter Chapman Cook as Managing Director of the Company.

The appointment follows Mr Cook's commencement as Chief Executive Officer of the Orbital group with effect from 1 January 2002

ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine, recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges.

For further information:

CONTACTS: **Email – info@orbeng.com**
Australia: Mr Peter Cook - Chief Executive Officer
Mr Keith Halliwell - Chief Financial Officer
Tel: +61 8 9441 2311

CONTACTS: **Website – www.orbeng.com**
United States: Ms Roberta Saling
Tel: +1 517 423 6623

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 13 February 2002

By: ____________________
Name: John Abbott
Title Company Secretary